Exhibit (e)(1)

Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2017 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 24, 2017.

Director Compensation

In July 2014, our Board, upon the recommendation of our Compensation Committee, approved the non-employee director compensation described below. In November 2016, the Compensation Committee, with the assistance of its compensation consultant, analyzed the compensation program currently in effect for the Company’s non-employee directors. The Compensation Committee recognized that a significant amount of the time and effort by the non-employee directors is devoted to committee service. Recognizing the significant commitment and level of involvement necessary for committee service, the Board, at the Compensation Committee’s recommendation, approved an amendment to non-employee director compensation to implement cash retainers for committee service, while also reducing the initial equity awards, effective January 1, 2017.

From time to time, we reimburse certain of our non-employee directors for reasonable travel and other expenses incurred in connection with attending our board and committee meetings. Mr. Sanborn, our Chief Executive Officer, receives no compensation for his service as a director.

Equity Compensation

In 2016, each non-employee member of our Board received an initial equity award of restricted stock units (RSUs) upon their initial election to our Board having a value equal to at least $574,000 and a four-year vesting schedule. Each non-employee member of our Board receives an annual equity award having a value of $200,000 that vests quarterly over one-year.

In 2017, each non-employee member of our Board will receive an initial equity award of RSUs upon their initial election to our Board having a value equal to at least $350,000 and a four-year vesting schedule. Each non-employee member of our Board will continue to receive an annual equity award having a value of $200,000 that vests quarterly over one-year. The equity award will be made on the date of our annual meeting of stockholders.

Cash Compensation

In 2016, each member of our Board (other than Mr. Morris) received an annual cash retainer of $40,000, or pro-rata portion of $40,000 in the case of Mr. Mayopoulos. Commencing in 2017, each non-employee director will receive the following annual retainers based on their board and committee service:

Board and Committee Service	2017 Retainer Amounts
All Non-Employee Directors	$40,000/year
Non-Executive Board Chairman	$25,000/year
Audit Committee Chairperson	$25,000/year
Compensation Committee and Risk Committee Chairperson	$17,500/year
Nominating and Corporate Governance Chairperson	$10,000/year
Audit Committee Member	$12,500/year
Compensation Committee and Risk Committee Member	$8,000/year
Nominating and Corporate Governance Member	$5,000/year

The annual cash retainers will be made in advance, on the date of our annual meeting of stockholders, and the annual retainers will not be subject to repayment in event a non-employee director does not serve the full term. Committee chairpersons will only receive their respective committee chairperson retainer for committees on which they serve.

Executive Chairman Compensation

In connection with Mr. Morris’s temporary appointment as Executive Chairman, the Board awarded him a stock option with a grant date fair value of $1.0 million and his annual director fee was increased to $250,000. On June 27, 2016, Mr. Morris stepped down from his role as Executive Chairman and, following an assessment of independence by the Board, assumed the role of the independent Chairman of the Board. For his service as Executive Chairman and later Chairman, Mr. Morris received a pro-rated portion of the $250,000 director fee through December 31, 2016. Effective January 1, 2017, Mr. Morris will be compensated for his role as Chairman of the Board under the terms describe above for 2017 director compensation.

2016 Director Compensation

The following table provides information regarding the total compensation to each of our non-employee directors that served during 2016. Messrs. Laplanche and Sanborn received no compensation for their service on our Board.

Director	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Stock Awards ($)(1)(2)	Total ($)
Daniel Ciporin (3)	40,000	—	200,000	240,000
Jeffrey Crowe (4)	40,000	—	200,000	240,000
John J. Mack (5)	40,000	—	200,000	240,000
Timothy Mayopoulos (6)	33,333	—	574,003	607,336
Mary Meeker (7)	40,000	—	200,000	240,000
John C. (Hans) Morris (8)	166,667	1,000,004	—	1,166,671
Lawrence Summers (9)	40,000	—	200,000	240,000
Simon Williams (10)	40,000	—	200,000	240,000

(1)	Amounts reflect the aggregate grant date fair value of the RSUs, or option in the case of Mr. Morris, granted in 2016, without regard to forfeitures, computed in accordance with ASC 718. Assumptions used in the calculation of this amount are included in Note 15 to the consolidated financial statements included in our Annual Report. This amount does not reflect the actual economic value realized by the director.
(2)	Includes an annual award of RSUs having a value of approximately $200,000 (rounded up to the nearest whole RSU) for the non-employee directors. Mr. Mayopoulos received an award of RSUs having a value of approximately $574,000 (rounded up to the nearest RSU) in connection with his initial appointment to our Board.
(3)	As of December 31, 2016, Mr. Ciporin held 21,692 RSUs, which vest ratably on March 28, 2017 and June 28, 2017, so long as Mr. Ciporin is a member of our Board on such dates.
(4)	As of December 31, 2016, Mr. Crowe held 21,692 RSUs, which vest ratably on March 28, 2017 and June 28, 2017, so long as Mr. Crowe is a member of our Board on such dates.
(5)	As of December 31, 2016, Mr. Mack held a fully vested stock option to purchase 1,585,532 shares of our common stock and 21,692 RSUs. The RSUs vest ratably on March 28, 2017 and June 28, 2017, so long as Mr. Mack is a member of our Board on such dates.

(6)	Includes 103,986 RSUs awarded in connection with his appointment to our Board in 2016. As of December 31, 2016, Mr. Mayopoulos held 103,986 RSUs, 25% of which vest on August 25, 2017, with the remainder vesting ratably over the successive 12 quarters subject to continued service through each vesting date.
(7)	As of December 31, 2016, Ms. Meeker held 21,692 RSUs, which vest ratably on March 28, 2017 and June 28, 2017 so long as Ms. Meeker is a member of our Board on such dates.
(8)	Includes a stock option to purchase 603,790 shares of our common stock granted to Mr. Morris upon his appointment as Executive Chairman (and later independent Chairman) of our Board in 2016. One-twelfth of the option vested on June 12, 2016 with the remaining vesting ratably over the successive 11 months, subject to continued service through each vesting date. As of December 31, 2016, Mr. Morris also held an option to purchase 660,000 shares of common stock. One-sixteenth of that option vested on June 1, 2013 with the remainder vesting ratably over the successive 15 quarters, subject to continued service through each vesting date.
(9)	As of December 31, 2016, Mr. Summers held 333,108 unexercised and fully vested stock options. Mr. Summers also held 21,692 RSUs as of December 31, 2016, which vest ratably on March 28, 2017 and June 28, 2017, so long as Mr. Summers is a member of our Board on such date.
(10)	As of December 31, 2016, Mr. Williams held an option to purchase 320,000 shares of our common stock. Twenty-five percent of the option vested on January 8, 2016 with the remainder vesting ratably over the successive 12 quarters, subject to continued service through each vesting date. Mr. Williams also held 21,692 RSUs as of December 31, 2016, which vest ratably on March 28, 2017 and June 28, 2017, so long as Mr. Williams is a member of our Board on such date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This section describes our executive compensation philosophy, objectives and design, our compensation- setting process, our executive compensation components and the decisions made in 2016 for our named executive officers (NEOs), who were the following executive officers during 2016:

•	Scott Sanborn, our President and Chief Executive Officer;

•	Thomas Casey, our Chief Financial Officer

•	Timothy Bogan, our Chief Risk Officer;

•	Sameer Gulati, our Chief Operations Officer;

•	Bradley Coleman, our Corporate Controller, Principal Accounting Officer and former Interim-Chief Financial Officer;

•	John MacIlwaine, our former Chief Technology Officer;

•	Renaud Laplanche, our former Chief Executive Officer; and

•	Carrie Dolan, our former Chief Financial Officer.

Following Ms. Dolan’s resignation as our Chief Financial Officer, Bradley Coleman, our Corporate Controller, was appointed as our Principal Accounting Officer and Interim-Chief Financial Officer until Mr. Casey joined us in September 2016. Mr. Coleman continues to serve as our Corporate Controller and Principal Accounting Officer. Mr. MacIlwaine resigned as our Chief Technology Officer, effective January 19, 2017.

The compensation provided to our NEOs for 2016 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section.

Executive Summary

We were founded on the premise that an online credit marketplace that directly connects borrowers and investors is a more efficient and affordable way to deliver access to credit. By democratizing this access, a marketplace would create new opportunities for both borrowers and investors, setting them on a path towards a brighter financial future.

The year 2016 proved to be a transformational year for our senior leadership team, and we believe we are building a sophisticated, experienced management team that will lead us in our next generation of growth. During the course of the year, we were able to promote or hire senior executives with highly relevant experience to rebuild the executive team and posture our company to build a strong foundation to support sustained future growth. Most significantly, with the departure of Mr. Laplanche, the Board promoted our President, Mr. Sanborn, a seasoned executive with a deep understanding of our business, from the position of President to the position of President and Chief Executive Officer. When Ms. Dolan, our former Chief Financial Officer, who was critical to stabilizing the business following Mr. Laplanche’s resignation, made the personal decision to leave our company, we were able to attract Mr. Casey, a senior financial services executive, to the position of Chief Financial Officer. Mr. Casey is a close partner to Mr. Sanborn in leading our company in its continued transformation, growth and development.

Mr. Laplanche did not receive any severance or termination payments or benefits upon his resignation. Ms. Dolan continued as an advisor through December 31, 2016.

Compensation Philosophy and Principles

Our mission is to transform the banking system to make credit more affordable and investing more rewarding. To succeed, we must attract borrowers and investors to our marketplace by developing new products and technology to create a frictionless customer experience and operate within an efficient cost structure. To achieve these objectives, we must hire and retain a highly talented team of professionals with deep experience in technology and financial services to quickly build new products, bolster our investor base and engage our customers. We also expect our executive team to possess and demonstrate exceptional leadership, innovative thinking and prudent risk management.

In 2016, there was a swift and decisive transition in our senior leadership team. To facilitate this transition, while ensuring the continuity and stability of the business, we made the decision to provide additional compensation to key employees, including certain NEOs, with the goal of retaining these key personnel during this transition period. During the second half of 2016, we promoted or recruited several members to our executive and senior leadership team that possess a breadth of experience and are poised to lead us into the next chapter of marketplace lending. Recruiting some of these individuals required significant cash and/or equity awards to make them whole for compensation they forfeited by leaving their former employer.

Central to our compensation philosophy is to incentivize and reward the achievement of strategic and financial goals of the company, which we believe in turn should correlate to an increase in stockholder value. To that end, we believe that competitive compensation packages include a combination of base salaries, annual cash bonus opportunities, and long-term incentive opportunities in the form of equity awards that are earned over a multi-year period. We approach the design and implementation of our executive compensation program with emphasis on the following principles:

•	recruit and retain an exceptional executive team;

•	incentivize and reward the achievement of strategic and financial goals of our company, with an emphasis on long-term goals;

•	ensure each of our executive officers receives a total compensation package that encourages his or her long-term retention; and

•	align the interests of our executive officers with those of our stockholders.

The Compensation Committee periodically reviews market trends and compensation practices with the assistance of Compensia. Compensia assists the Compensation Committee and management to assess and calibrate our executive pay levels and relative mix of cash and equity compensation relative to public company market norms. The Compensation Committee evaluates our executive compensation program at least annually and more frequently if circumstances change related to our business objectives and the competitive environment for talent.

Following the conclusion of this review in 2016, we anticipate emphasizing more “pay-for-performance” through our use of long-term incentive compensation awards in our executive compensation design, with particular emphasis on performance-based stock units that will be earned upon the achievement of one or more pre-established company performance objectives, such as adjusted EBITDA margin, relative total shareholder return or other financial or operating performance metrics. Our President and Chief Executive Officer, Mr. Sanborn, became the first NEO to receive a performance-based stock award in 2017.

Key Compensation Decisions in 2016

To build and retain an experienced and sophisticated executive team through a transformational period, the Compensation Committee approved the following compensation decisions in 2016:

•	Employee Retention Awards. Certain key employees, including some of the NEOs, received special cash and/or equity retention awards in May 2016 following the Board’s decision to accept the resignation of Mr. Laplanche.

•	Executive Recruitment. We promoted or added five new executives to the senior leadership team, including the promotion of Mr. Bogan into the critical role of Chief Risk Officer, the appointment of Mr. Coleman as our Principal Accounting Officer and the hiring of Mr. Casey, Mr. Gulati, Mr. Dunne and Mr. Elmer.

•	Comprehensive Director Compensation Review. As discussed above under the heading “Director Compensation,” the Compensation Committee, with the assistance of its independent compensation consultant, Compensia, Inc. (Compensia) conducted a thorough evaluation of the compensation practices of our Board and recommended a revised director compensation plan that emphasizes the time and commitment necessary for service on the committees of the Board.

In addition to these decisions, in early 2017, the Compensation Committee, working with Compensia, conducted a complete evaluation of our executive compensation program, policies and practices. As a result of this review, we anticipate transitioning some of our executive officers to performance-based equity awards in the future that require the achievement of one or more pre-established performance objectives to be earned. We awarded our President and Chief Executive Officer, Mr. Sanborn, a performance-based stock award in 2017 and will consider incorporating performance based equity awards into our executive compensation program for additional executives in the future.

Compensation-Setting Process

Role of Management. In setting 2016 compensation, our Chief Executive Officer and Chief People Officer worked closely with our Compensation Committee. Both prior to and following the appointment of Mr. Sanborn as Chief Executive Officer, the Compensation Committee has looked to our Chief Executive Officer to make preliminary recommendations regarding compensation for our executive officers other than the CEO because of his daily involvement with our executive team. As to the Chief Executive Officer, the Compensation Committee has worked closely with Compensia and the Chief People Officer to gather data regarding peer group companies and to evaluate potential compensation programs. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package.

Role of Our Compensation Committee. Our Compensation Committee oversees all aspects of our executive compensation programs, including base salaries, annual cash bonus opportunities and payouts under our annual bonus plan, and the size and design of equity awards. The Compensation Committee is also responsible for determining the compensation for our Chief Executive Officer, and making recommendations to the Board regarding non-employee director compensation. Our Compensation Committee is expected to meet at least twice a year or more frequently, as determined appropriate by our Compensation Committee.

Compensation Governance. Our Compensation Committee seeks to ensure sound executive compensation practices to adhere to our pay-for-performance philosophy while appropriately managing risk and aligning our compensation with the creation of long-term value for our stockholders. During 2016, the following practices were in effect:

•	our Compensation Committee is comprised solely of independent directors under the NYSE listing standards;

•	our Compensation Committee conducts an annual review and approves our compensation strategy; and

•	our Compensation Committee retains discretion on annual bonus payouts and other compensation arrangements to enable it to respond to unforeseen events and adjust compensation as appropriate.

Role of Compensation Consultant. Our Compensation Committee retained Compensia to advise on executive compensation matters given its expertise in the technology industry and its knowledge of our peer companies. During 2016, Compensia provided the following services to our Compensation Committee:

•	advised on our executive compensation policies and practices as a publicly- traded company;

•	assisted in the development of the peer group of companies we use to understand market competitive compensation practices; and

•	reviewed and assessed our Chief Executive Officer and other executive officer base salaries, annual cash bonuses and equity award levels, designs and plan structures relative to the market and our peers.

Compensia does not provide any services to us other than the services described above. In April 2016, the Compensation Committee assessed the independence of Compensia pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Compensia from independently advising the Compensation Committee.

Use of Comparative Market Data.

We aim to compensate our executive officers at levels that are commensurate with the levels of compensation for executives in similar positions at a group of peer companies set forth below, with whom we compete for hiring and retaining executive talent. The Compensation Committee uses comparative market data to understand current market levels, trends and practices.

In selecting our compensation peer group, we focused primarily on companies in the financial and technology sector, with a particular interest in marketplace companies. We considered public companies whose business is based in the United States and whose shares are listed on a national securities exchange in the United States because compensation practices vary widely internationally. We considered the revenue, net income and market capitalization of these companies, with a particular focus on companies with strong revenue growth (generally in excess of 15% over one and three year periods) and companies with significant operations in the San Francisco Bay Area. In our final selection, our Compensation Committee believed it appropriate to select peer companies with financial metrics both above and below our own. We also considered the comparability of our company’s business model, organizational complexities, and operating history.

Based on this assessment, in 2016, our Compensation Committee determined to use the following peer group of companies:

CoStar Group	OnDeck
Ellie Mae	Pandora Media
Financial Engines	Shutterstock
Green Dot	Splunk
GrubHub	WebMD
LendingTree	Yelp
MarketAxess Holdings	Zillow

While our Compensation Committee reviewed our executive compensation against our compensation peer group in setting 2016 executive compensation, it did not seek to benchmark our total executive compensation to any particular level. Rather, we sought to compensate our executive officers at a level that would allow us to successfully retain the best possible talent for our executive team.

In addition to considering this data, in making compensation decisions, the Compensation Committee also considered the scope of responsibility of each executive officer, our current practice of maintaining appropriate differentiation between the cash packages of our executive officers, the unvested balances of equity awards for each executive officer, as well as the Compensation Committee’s assessment of each executive officer’s performance and impact on the organization.

While we do not benchmark to a specific percentile, based on our compensation peer group analysis and other available compensation data, annual base salaries and target total cash compensation for each of our NEOs (other than our Chief Executive Officer) was generally in the upper quartile of similarly situated executives in our compensation peer group. Our Chief Executive Officer’s annual base and total cash compensation was in the upper half of our peer group. We believe that this level of compensation was necessary to attract the exceptional talent to lead us in our next generation of growth. Our Compensation Committee expects to periodically review and update this peer group as our business and market environment continue to evolve.

Compensation for Newly Hired Executives

For executives that were hired during 2016, the Compensation Committee considered competitive market data for executives holding similar positions at the companies in our compensation peer group, as well as general market surveys for executive compensation. In addition, the Compensation Committee considered the compensation arrangements of the executives in the company from which we were recruiting. In discussions and negotiations with a potential new executive, the executive will generally expect that the compensation in their position with us to be equal to or greater than the compensation in the position they will be leaving. From time to time, we may provide a newly hired executive a “sign-on” bonus or modified vesting in his or her initial equity award to incent the executive to join our company. In addition, we may ask an executive to relocate to the San Francisco Bay Area from a geographic location with a much lower cost of living and median home price. This may require us to make one-time awards to compensate for the costs and inconvenience of relocating an executive and his or her family.

Role of Stockholder Advisory Vote on Executive Compensation

At our 2016 Annual Meeting, we held a non-binding advisory vote on the compensation of our named executive officers, commonly referred to as a “say on pay” vote. Over 86% of the votes cast by stockholders were voted in favor of our say on pay proposal. Our Compensation Committee considered the result of this advisory vote and has been mindful of the strong support our stockholders expressed for our executive compensation philosophy, objectives and design.

Based on the results of a separate non-binding advisory vote, our stockholders approved, on a non-binding advisory basis, a proposal to hold a non-binding, advisory vote on the compensation of the Company’s NEOs every year. Accordingly, we are holding our third advisory vote on the compensation of our NEOs this year (see Proposal 2) and will hold another advisory vote on the compensation of our NEOs at our 2018 annual meeting. This policy will remain in effect until the next stockholder vote on the frequency of stockholder advisory votes on the compensation of our named executive officers, expected to be held no later than our 2021 annual meeting of stockholders.

Executive Compensation Elements

Elements of Executive Compensation. Our 2016 NEO compensation packages include:

•	base salary;

•	annual cash bonus opportunity;

•	equity-based compensation in the form of stock options and RSUs; and

•	in limited instances, special discretionary retention awards.

We believe that our compensation mix supports our objective of focusing on “at-risk” compensation having significant financial upside based on company and individual performance. We expect to continue to emphasize equity awards because of the direct link that equity compensation provides between stockholder interests and the interests of our executive officers, thereby motivating our executive officers to focus on increasing our value over the long term.

Base Salary. We believe that base salaries are a necessary element of overall compensation in order to attract and retain highly qualified executive officers. While we believe that compensation for the executive team should be more heavily weighted towards long-term equity compensation, we recognize the need to align our compensation with our peers and the companies we compete with for talent. As we have grown from a smaller company, and recruited new executive officers for key roles, we have made competitive adjustments to our base salaries that generally moved our base salaries to the upper quartile of our peers for each role. While we do not specifically benchmark to the upper quartile, we believe this level of compensation is appropriate based on the size of our company and the sophistication of our business.

In February 2016, the Compensation Committee decided to increase the base salaries of our NEOs to align their salaries more closely with the upper half of similar positions in our peer group. Mr. Laplanche’s base salary increased by $88,500, Mr. Sanborn’s base salary increased by $75,000, Mr. MacIlwaine’s base salary increased by $50,000, Mr. Coleman’s salary increased by $25,000, and Ms. Dolan’s salary increased by $20,000.

In May 2016, following the promotion of Mr. Sanborn to President and Chief Executive Officer, the Compensation Committee approved an increase of his base salary by an additional an $75,000 in recognition of the greater responsibility he would have in the role. Mr. Bogan also received an increase in his base salary of $25,000 based on the importance of his role in risk management and in overseeing the remediation of the findings of the internal board review. The Compensation Committee also approved an increase of $50,000 to Ms. Dolan’s base salary in recognition of the increased responsibilities and prominence she would have among the executive team. Following these increases, our NEO’s base salaries, other than our Chief Executive Officer, generally fell in the upper quartile of our peer group. Mr. Sanborn’s base salary was slightly below the median of our compensation peer group.

Name	2016 Base Salary
Scott Sanborn	$500,000
Thomas Casey	$425,000
Timothy Bogan	$350,000
Sameer Gulati	$350,000
Bradley Coleman	$280,000
John MacIlwaine	$350,000
Renaud Laplanche (1)	$550,000
Carrie Dolan (1)	$400,000

(1)	Prior to his or her resignation.

The Compensation Committee reviews base salaries on at least an annual basis and may adjust them from time to time, if needed, to reflect changes in market conditions, or other factors.

Cash Bonuses. We use cash bonuses to motivate our executive officers, including NEOs, to achieve our annual financial and operational goals. We base our NEO bonuses on the achievement of financial corporate performance objectives and individual achievement during the year, with potential payouts up to 150% of the target bonus level once the threshold performance levels have been achieved.

Following the departure of Mr. Laplanche, there was significant disruption to our business as we conducted a thorough investigation, identified weaknesses in controls and invested to remediate those weaknesses. We made significant investments in controls and worked to re-establish relationships with existing platform loan investors and to find new loan investors. The Board made modifications to the performance objectives for the cash bonus program to recognize the significant amount of effort our employees, including our NEOs, made to manage mediation efforts and the disruption. As discussed in more detail below, our Compensation Committee authorized payments to our executive officers under the cash bonus plan, but at levels reduced from target.

In addition, with the significant disruption to the business and the need to sustain the continuity of the business while at the same time conducting an extensive investigation and enhancing internal controls, the Compensation Committee determined that it was critically important for certain key individuals to remain in their positions. As discussed in more detail below, the Compensation Committee approved certain special retention awards, consisting of a combination of cash and equity, that would vest over the one-year period from May 2016 through May 2017.

Corporate Performance Objectives. In early 2016, our Compensation Committee selected total revenue and adjusted EBITDA margin as the two financial measures to be used as our corporate performance metrics for the payment of annual cash bonuses for 2016. The target levels for these performance metrics were set at a level that required an exceptional year-over-year increase in our annual total revenue and adjusted EBITDA margin. Following the departure of Mr. Laplanche, the Board and management agreed to make significant expenditures to fully investigate matters relating to internal controls and to invest in remediating those controls. In addition, the disclosures associated with his departure and the internal board review caused a temporary disruption to our business, which required significant investments to rebuild business relationships. The Board properly believed that these were extraordinary, but necessary, investments which first arose after the performance metrics had been established in early 2016. Consequently, our Compensation Committee adjusted the target performance levels for each financial metric to account for the investments and disruption.

Accordingly, following extensive discussions with management regarding the contributions of our employees, including our executive officers to stabilize our business, the Compensation Committee approved revised target performance levels for 2016 of $496.0 million in total revenue, which was weighted at 60%, and an adjusted EBITDA margin target of (1.3)%, which was weighted 40%. Our Compensation Committee believed that the achievement of the performance metrics at the target levels would require excellent leadership, effective management and a clear focus on driving and achieving results during a period of uncertainty.

Adjusted EBITDA is a non-GAAP financial measure that includes net operating revenue less certain non-recurring expenses including interest, and certain non-cash expenses including amortization and depreciation, and stock-based compensation expense. Adjusted EBITDA margin is a non-GAAP financial measure calculated by dividing adjusted EBITDA by total net operating revenue. For additional information about adjusted EBITDA margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Reconciliations of Non-GAAP Financial Measures” in our Annual Report.

Individual Performance Measures. We expect a high level of performance from each of our executive officers in carrying out his or her respective responsibilities. As a result, each executive officer is evaluated based on his or her overall performance. Our Chief Executive Officer evaluates each executive officer’s individual performance (other than his own) and compensation level and, for purposes of determining annual cash bonus payouts, makes a recommendation to our Compensation Committee. For 2016, Messrs. Sanborn, Bogan and Coleman, the three named executive officers employed for the full year of 2016, showed extraordinary leadership for the company in stabilizing the business through a period of significant disruption, thoroughly investigating and remediating internal controls and building on the compliance foundation to allow us to responsibly grow in the future. Mr. Gulati joined us in May of 2016 and played a key leadership role in stabilizing the business and leading key strategic and operational initiatives. Mr. Casey joined us in September 2016 and has taken a key leadership role in analyzing the business, building on infrastructure, an environment of internal controls and leading strategic analysis to posture us for our future long term growth.

Bonus Payments for the 2016 performance period. In early 2017, our Compensation Committee reviewed our actual performance for the year ended December 31, 2016 against our corporate performance metrics and determined that we achieved 78% of our revenue target and 62% of our Adjusted EBITDA margin target yielding a blended rate of 71% of corporate performance achievement (as revised to account for investments in strengthening controls and stabilizing the business). This corporate performance percentage was also used to fund the employee bonus pool and used as a guideline to determine the payout rate of all employee cash bonuses.

In determining the level of payments for the new management team, our Compensation Committee considered the following accomplishments in 2016:

•	Stabilized our business following significant disruptions, including quickly developing incentive programs to secure investors on the platform and taking actions to control costs;

•	Increased our borrower base to over 1.8 million individuals;

•	Expanded our retail investor base to over 142,000 self-managed active individual investors;

•	Launched an auto refinance product in October of 2016, a new large consumer category that enables us to enter a market that targets the $283 billion of used auto loans annually;

•	Continually strengthened our control environment so that banks returned to purchasing at scale, funding 31% of total originations for the fourth quarter of 2016, up from 13% in the third quarter;

•	Supported the first rated securitization of Lending Club loans;

•	Ended the year with a servicing portfolio of $11.1 billion, up 24% from the same period of 2015 and delivering more than $6.6 billion of principal and interest payments to investors throughout the year;

•	Ended 2016 with cash, cash equivalents and securities available for sale totaling $803 million, with no outstanding debt; and

•	Completed planned remediation steps related to historical material weakness.

Our Compensation Committee used the same 71% payout percentage to establish the size of the bonuses available to our executive officers, including our NEOs (other than Ms. Dolan), for 2016 and also recognized the significant individual contributions of each of the named executive officers during the year. For any named executive officer who received a special discretionary retention award (as described more fully below), the Compensation Committee also considered and acknowledged the extraordinary individual achievements of our NEOs by increasing the payout percentage to 80% of the NEO’s target annual cash bonus opportunity, and 100% in the case of Messrs. Gulati, Casey and Coleman.

For Mr. Gulati, who joined us during a period of significant uncertainty, the Compensation Committee agreed to pay his annual bonus payment (pro-rated to reflect the time he worked for us in 2016) at 100% of his target annual bonus opportunity. Similarly, for Mr. Casey, who began his employment in September 2016, the Compensation Committee, noting that we would have achieved our target performance for revenue and adjusted EBITDA for the fourth quarter of 2016, determined to pay him an annual bonus payment (pro-rated to reflect the time he worked for us in 2016) at 100% of his target annual cash bonus opportunity. Mr. Coleman received 100% of his target annual cash bonus opportunity in recognition of the important role he brought to our financial reporting and finance organization during a period of significant uncertainty. Ms. Dolan received a pro-rated bonus award for the period from January 1 through August 2, 2016, based on a 75% payout percentage estimate at the time the award was approved.

Mr. MacIlwaine’s bonus target was also increased from 50% to 60% in February 2016. Ms. Dolan’s target bonus percentage was increased from 50% to 75% in May 2016 in recognition of the increased role she would play in our transition of leadership, and Mr. Sanborn’s bonus target was increased to 100% in connection with his promotion to Chief Executive Officer.

The following table sets forth the annual cash bonuses paid in the first quarter of 2017 to each of our NEOs for 2016:

	Annual Salary ($)	Bonus Target (%)	Bonus Target ($)	Blended Bonus Achievement (%)	Total Bonus Payout ($)
Scott Sanborn	500,000	100	500,000	80	400,000
Thomas Casey	425,000	75	90,574	100	90,574
Timothy Bogan	350,000	60	210,000	80	168,000
Sameer Gulati	350,000	65	142,965	100	142,965
Bradley Coleman	280,000	45	126,000	100	126,000
John MacIlwaine	350,000	60	210,000	N/A	—
Renaud Laplanche	550,000	85	467,500	N/A	—
Carrie Dolan	400,000	75	176,230	75	131,918

Mr. Laplanche was not considered for any bonus. Mr. MacIlwaine was not eligible to receive his cash bonus for 2016 because he resigned prior to the payment of such bonuses.

Equity Compensation. Most of our executive officers’ target total direct compensation is delivered through equity awards. Consistent with our compensation objectives, we believe this approach aligns our executive team’s contributions with our stockholders’ long-term interests, to attract executives of the highest caliber and retain them for the long term. In addition to the initial equity award that each executive officer receives as part of his or her new hire package, the Compensation Committee typically grants our executives additional equity awards each year as part of our company-wide equity refresh program. In granting annual equity awards, the Compensation Committee customarily considers, among other things, the executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, an evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities and market conditions.

First Quarter 2016 Equity Awards

In February 2016, the Compensation Committee reviewed the aggregate stock options held by each NEO and analyzed each NEO’s total equity holdings in light of the fact no equity awards were granted to NEOs in 2015. Based on this analysis and the recommendation of individual performance from Mr. Laplanche (who did not participate in discussions regarding his own equity compensation), the Compensation Committee made meaningful equity awards in the form of stock options, or RSUs in the case of Mr. Coleman. Subsequent to these awards, Mr. Sanborn and Mr. Bogan opted to receive their 2015 cash bonus in the form of fully vested stock options with a grant date fair value equal to the amount of the cash bonus, net of withholding for tax. Mr. Bogan later forfeited this option and received his original 2015 cash bonus in the form of cash.

Second Quarter Equity Awards

In May 2016, as we transitioned to a new Chief Executive Officer and continued our internal review and remediation of controls, the Compensation Committee granted additional awards in May 2016 for the retention of key employees, including NEOs, which is discussed further in “Special Discretionary Retention Awards” below. In light of Mr. Sanborn’s new role, the Compensation Committee approved an award of 1,424,502 RSUs to compensate him for his promotion and increased role as our Chief Executive Officer. Similarly, Ms. Dolan received an award of 857,844 RSUs in recognition of her increased role in the leadership transition. Mr. Coleman received a promotional grant of 271,740 RSUs in connection with this appointment as our Principal Accounting Officer and Interim-Chief Financial Officer.

Third Quarter Equity Awards

In connection with his promotion to Chief Risk Officer, in August 2016, the Compensation Committee approved an equity award to Mr. Bogan to align his overall equity compensation with those in similar roles at our peer group. This award was also intended to recognize Mr. Bogan’s significant contributions to the Company leading up to the award and his critical role in its future success.

We generally perform our annual equity review process in February each year, however, in 2016, we made the decision to shift our annual equity review process to September. While we do not anticipate a permanent change in the timing of our annual equity review process, some NEOs may receive annual equity awards in September, based on their hire date. Following the completion of that review process, the Compensation Committee approved equity awards for certain key employees. Only one award was made to an NEO, Mr. MacIlwaine, and the majority of his award was forfeited upon his resignation in January 2017.

Equity Forfeitures

The equity awards granted to our Named Executive Officers in 2016 are set forth in the “Summary Compensation Table” and the “2016 Grants of Plan-Based Awards Table” below. All unvested equity awards made to Mr. Laplanche, including 100% of the awards granted in 2016, were forfeited when Mr. Laplanche resigned in 2016. For the NEOs who resigned, as a whole, over 90% of options or RSUs awarded in 2016 were forfeited upon their resignation.

Special Discretionary Retention Awards. Certain key employees, including NEOs, received special cash and/or equity retention awards in May 2016 following the resignation of Mr. Laplanche and other senior managers. These were one time awards made in recognition of the critical need to reward and retain the individuals who were most critical to facilitating the successful transition of leadership and the extensive work needed to review and remediate internal controls. The Compensation Committee determined to pay a portion of the cash portion of the awards in November 2016 with the remainder to be paid in May 2017. The equity awards will become fully vested in a lump sum amount in May 2017. These special discretionary retention awards were not, and are not intended to become an element of our ongoing executive compensation philosophy. Rather, these awards were intended to retain individuals key to the continuity and recovery of our business during a significant organizational change and disruption.

The special discretionary retention awards to our NEOs consisted of $500,000 in cash in the case of Mr. Sanborn and Ms. Dolan, $500,000 cash and $500,000 of equity in the case of Messrs. Bogan and MacIlwaine, and $250,000 cash and $250,000 of equity in the case of Mr. Coleman. Half of the cash award was paid in November 2016, and the remainder will be paid (or vest in the case of RSUs) in the second quarter of 2017. Mr. MacIlwaine forfeited his $500,000 equity award and neither Ms. Dolan nor Mr. MacIlwaine received the second $250,000 portion of the cash award upon their resignation.

Separately, Mr. Coleman received an additional special discretionary retention award of $250,000 cash and $250,000 of equity in June 2016 that was paid (or vested in the case of RSUs) in December 2016. Mr. Bogan also received a $250,000 special cash bonus award for his significant and tireless efforts in connection with the internal board review and subsequent remediation of our material weakness in our internal controls over financial reporting.

Other Compensation Information

Benefits Programs

Our employee benefits programs, including our 401(k) plan, our 2014 Employee Stock Purchase Plan (ESPP) and health and well-being programs, are designed to provide a competitive level of benefits to our employees, including our executive officers and their families. We adjust our employee benefit programs as needed based on regular monitoring of applicable laws and practices and the competitive market. Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time employees.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not generally provide perquisites to our executive team. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits will be subject to review and approval by our Compensation Committee.

Employment Agreements

We have entered into employment agreements or offer letters with each of the named executive officers. These agreements provide for “at-will” employment and generally include the NEO’s initial base salary, initial equity award and an indication of eligibility for an annual cash incentive award opportunity. These employment agreements also provide for payments upon a change in control of our company or termination of the named executive officer in certain circumstances. We believe that these protections are necessary to induce these individuals to forego other opportunities. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company. For a summary of the material terms and conditions of these agreements, see “-Employment Agreements,” below.

162(m) Tax Deductibility

Section 162(m) of the Code limits the amount that we may deduct from our federal income taxes for remuneration paid to our NEOs (other than our CFO) to $1 million per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” as well as for the gain recognized by covered executive officers on the exercise of qualifying compensatory stock options. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. While our Compensation Committee is mindful of the benefit to us of the full deductibility of compensation, our Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our Compensation Committee has not adopted a policy that requires that all compensation be deductible and, accordingly, income recognized from equity or other awards granted after April 1, 2015 may be non-deductible. Our Compensation Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and stockholders. In addition, because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of formal guidance thereunder, we cannot guarantee that any compensation arrangements intended to qualify for exemption under Section 162(m) will actually receive this treatment.

Hedging and Pledging Policy

We have established an Insider Trading Policy, which, among other things, prohibits short sales, engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, as of June 2016, our officers and directors are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Compensation Risk Assessment

Our management team evaluates and mitigates any risk that may exist relating to our compensation plans, practices and policies for all employees, including our NEOs. Management assesses all of our executive, sales and broad-based compensation plans to determine if any provisions or practices create undesired or unintentional risk of a material nature. This risk assessment process includes a review of plan design, including business drivers and performance measures. Incentive compensation plan design varies across our business based on differing goals established for particular business functions. Incentive compensation targets are reviewed annually and adjusted as necessary to align with our company performance goals and overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives. Our management has concluded that these policies and practices do not create risk that is reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2016, 2015 and 2014 by each of our NEOs:

Name and Principal Position	Year	Salary ($)		Bonus ($)		Non-Equity Incentive Plan Compensation ($)(1)		Stock Awards(2)	Option Awards ($)(3)		All Other Compensation ($)		Total ($)
Scott Sanborn	2016	459,375		250,000	(4)	400,000		5,000,002	5,251,762		—		11,361,139
President and Chief Executive Officer	2015	350,000		48,812	(5)(6)	369,688		—	—		—		768,500
	2014	345,833		—		297,131		—	5,390,809		—		6,033,773
Thomas Casey
Chief Financial Officer	2016	122,349	(7)	300,000	(8)	90,574		1,350,005	3,146,894		13,906	(9)	5,023,728
Timothy Bogan
Chief Risk Officer	2016	340,625		500,000	(10)	168,000		3,250,009	824,607		—		5,083,241
Sameer Gulati
Chief Operations Officer	2016	218,750		—		142,965		4,298,476	201,528		151,397	(9)	5,013,116
Bradley Coleman
Corporate Controller, Principal Accounting Officer and Former Interim-Chief Financial Officer	2016	275,833		375,000	(11)	126,000		2,500,019	—		—		3,276,852
John MacIlwaine (12)	2016	341,667		250,000	(4)	—		2,000,009	2,495,806		—		5,087,482
Former Chief Technology Officer	2015	300,000		66,250	(13)	243,750		—	—		—		610,000
	2014	300,000		—		170,158		—	1,931,036		—		2,401,194
Renaud Laplanche (14)	2016	180,042		—		—		—	7,827,012	(15)	—		8,007,054
Former Chief Executive Officer	2015	461,500		—		549,185		—	—		—		1,010,685
	2014	438,750		—		409,690		—	10,781,599		—		11,630,039
Carrie Dolan (16)	2016	213,401	(17)	250,000	(18)	131,918	(18)	3,500,004	1,497,483		152,016	(19)	5,744,821
Former Chief Financial Officer	2015	330,000		—		231,000		—	—		—		561,000
	2014	329,167		—		180,558		—	2,655,166		—		3,164,891

(1)	For more information regarding our non-equity incentive plan awards, see “-Compensation Discussion and Analysis-Executive Compensation Elements-Cash Bonuses.”

(2)	The amounts reported in this column do not reflect the amounts actually received by our NEOs. The amounts instead reflect the aggregate grant date fair value of RSUs made to the NEO in 2016, computed in accordance with the FASB ASC Topic 718. Assumptions used in the calculations are included in Note 15 to the consolidated financial statements included in our Annual Report. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value for RSUs is measured based on the closing fair market value of our common stock on the date of grant.
(3)	The amounts reported in this column do not reflect the amounts actually received by our NEOs. These amounts instead reflect the aggregate fair value of each stock option granted to our NEOs in 2016, as computed using the Black-Scholes option pricing in accordance with FASB ASC Topic 718. Assumptions used in the calculations are included in Note 15 to the consolidated financial statements included in our Annual Report. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our NEOs who have received options will only realize compensation with regard to these options to the extent that the NEO’s fulfill the vesting requirements and the market price of our common stock is greater than the exercise price of such options on the day of exercise.
(4)	Represents the 50% of the cash portion of the special discretionary retention award paid in 2016.
(5)	Mr. Sanborn elected to receive 100% of his 2015 bonus (including amounts reported in the columns entitled Bonus and Non-Equity Incentive Plan) in the form of a fully vested stock option to purchase 59,495 shares of our common stock. The aggregate grant date fair value of these stock options was $260,154, which was equal to his Bonus and Non-Equity Incentive Plan payments, net of his withholding for tax.
(6)	Represents the discretionary portion of Mr. Sanborn’s award that was in excess of the maximum possible payout under the non-equity incentive plan in 2015.
(7)	Represents a prorated annualized salary of $425,000.
(8)	Represents 50% of Mr. Casey’s sign on bonus, the remainder of which will be paid in 2017.
(9)	Represents certain non-qualified relocation expenses paid by the Company. The Company anticipates that additional amounts will be paid in 2017 for Mr. Casey.
(10)	The amount reported includes $250,000, which represents 50% of the cash portion of the special discretionary retention award paid in 2016 and an additional $250,000 special cash award.
(11)	The amount reported includes $125,000, which represents 50% of the cash portion of the $250,000 special discretionary retention award paid in 2016 and the additional $250,000 cash portion of the special discretionary retention award paid in December 2016.
(12)	Mr. MacIlwaine resigned from the Company, effective January 19, 2017.
(13)	Represents the discretionary portion of Mr. MacIlwaine’s award that was in excess of the maximum possible payout under the non-equity incentive plan in 2015.
(14)	Mr. Laplanche resigned from the Company, effective May 6, 2016.
(15)	These options expired 90 days after Mr. Laplanche’s resignation, and were “underwater” at the time of his resignation.

(16)	Ms. Dolan resigned from her role as Chief Financial Officer, effective August 2, 2016.
(17)	Represents Ms. Dolan’s salary from January 1, 2016 through her resignation on August 2, 2016.
(18)	In connection with Ms. Dolan’s resignation, the Compensation Committee approved the payment of 50% of the cash portion of the special discretionary retention award in 2016 and a prorated corporate bonus.
(19)	Represents Ms. Dolan’s compensation as an advisor from August 2, 2016 through December 31, 2016.

Employment Agreements

We have entered into employment agreements or offer letters with each of the named executive officers. These agreements provide for at-will employment, a base salary and initial equity award in amounts determined by our Compensation Committee, a cash bonus based on a target percentage of the NEO’s then-current base salary determined by our Compensation Committee and standard employee benefit programs. For Mr. Casey, the employment agreement also provides for Company-provided relocation assistance. While Mr. Laplanche, Ms. Dolan and Mr. MacIlwaine appear as NEO’s for the year, none are currently employed by the Company.

If an NEO other than Mr. Sanborn is terminated without cause or resigns with good reason within 12 months following a change in control, he or she will be entitled to receive (i) a lump sum payment equal to 12 months of the NEOs base salary (as in effect immediately prior to the change in control or termination, whichever is greater), (ii) a lump sum payment equal to the greater of 100% of the NEOs target bonus or most recent actual bonus payout, (iii) 12 monthly cash payments equal to the monthly COBRA premium at the time of the NEOs termination and (iv) accelerated vesting with respect to all of the NEOs unvested equity awards. If an NEO other than Mr. Sanborn is terminated without cause or for good reason not within 12 months following a change in control, he or she will be entitled to receive (i) a lump sum payment equal to six months of the NEOs base salary, (ii) a lump sum payment of the pro-rated amount of the NEO’s bonus as if he or she had been employed through the calendar year, to be determined in our sole discretion and (iii) six monthly cash payments equal to the monthly COBRA premium at the time of the NEOs termination.

If Mr. Sanborn is terminated without cause or for good reason within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to 18 months of his base salary (as in effect immediately prior to the change in control or termination, whichever is greater), (ii) a lump sum payment equal to the greater of 150% of his target bonus or most recent actual bonus payout, (iii) 18 monthly cash payments equal to the monthly COBRA premium at the time of his termination and (iv) accelerated vesting with respect to all of his unvested equity awards. If Mr. Sanborn is terminated without cause or for good reason not within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to 12 months of his base salary, (ii) a lump sum payment of the pro-rated amount of his bonus as if he had been employed through the calendar year, to be determined in our sole discretion and (iii) 12 monthly cash payments equal to the monthly COBRA premium at the time of his termination.

All payments upon termination are subject to the NEO’s return of our property and release of claims against us. If the NEO’s employment is terminated for cause or voluntarily, then he or she will not receive any payments upon termination. Under the employment agreements, the NEOs are also subject to covenants regarding confidentiality, invention assignment and prohibition on solicitation of our employees or independent contractors for a period of six months following the termination of employment.

Under the employment agreements, “cause” means: (i) conviction in a criminal proceeding involving fraud, embezzlement, bribery, forgery, counterfeiting, extortion, dishonesty or moral turpitude, or any felony or misdemeanor charge; (ii) any act or omission by the NEO involving dishonesty, disloyalty or fraud; (iii) a breach of fiduciary duty; (iv) substantial, willful or repeated disregard of the lawful and reasonable directives of our Board or our Chief Executive Officer clearly communicated in writing to the NEO, if not remedied within 30 days of the notice; (v) a breach of any non-solicitation or other restrictive covenant set forth in any agreement between the NEO and us, if not cured within 30 days of the notice; (vi) gross negligence or willful misconduct with respect to us or our customers, clients, contractors or vendors; (vii) an order, ruling or determination by a government body, court or self-regulatory organization that imposes a bar or disqualification on the NEOs employment with us; (viii) violation of our policies against unlawful discrimination and harassment; (ix) repeated alcohol or substance abuse while performing services for us; or (x) abandonment or gross dereliction of work duties.

Under the employment agreements, “change in control” means: (i) any merger or consolidation of us with or into another entity (other than any such merger or consolidation in which our stockholders immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the outstanding capital stock or other ownership interests in the surviving corporation); (ii) any sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of our assets; or (iii) any other transaction or series of related transactions pursuant to which a single person or entity (or group of affiliated persons or entities) acquires from us or our stockholders a majority of our outstanding voting power or other ownership interest.

Under the employment agreements, for each NEO other than Mr. Casey, “good reason” means: (i) a material diminution in base compensation unless the base salary of a majority of other employees at the same level as the NEO is also proportionately reduced; (ii) a change in the geographic location at which the NEO must perform services of greater than 50 miles; or (iii) any other action or inaction that constitutes a material breach by us of the employment agreement, subject to certain exceptions. For Mr. Casey, in addition to the matters described above, “good reason” also means: (i) a material diminution in the Executive’s authority, duties, or responsibilities; (ii) a change in circumstances (whether or not after a Change in Control) such that Executive, while remaining the Company’s Chief Financial Officer, is no longer the most senior financial officer of a publicly traded corporation reporting directly to the CEO.

Potential Payments Upon Termination or Change in Control

Under the terms of the new employment agreements that we entered into with each of our NEOs, they are eligible to receive certain benefits in connection with the termination of their employment, depending on the circumstances, as further described above.

The actual amounts that would be paid or distributed to our NEOs as a result of a termination event occurring in the future may be different than those set forth below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO’s base salary and the market price of our common stock at the time of the termination event. Additionally, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in pre-existing agreements.

The tables below set forth the value of the benefits that each of our NEOs would be entitled to receive upon a qualifying termination event as of December 31, 2016. As used in the tables below, “involuntary termination” means termination without cause or for good reason, as described above.

Scott Sanborn

	Involuntary Termination
Benefit	No Change in Control	Change in Control
Cash severance	$500,000	$750,000
Bonus (1)	750,000	1,000,000
Health, dental and vision benefits	17,296	25,944
Equity Acceleration (2)	—	6,741,386

Total potential severance payment	$1,267,296	$8,517,330

(1)	Assumes a cash bonus payment equal for 100% of Mr. Sanborn’s target bonus for the fiscal year 2016 performance period, and acceleration of the remaining $250,000 cash portion of the special discretionary retention award.
(2)	Represents the intrinsic value (that is, the value based upon the market price of our common stock on December 30, 2016, and, in the case of stock options, minus the exercise price).

Thomas Casey

	Involuntary Termination
Benefit	No Change in Control	Change in Control
Cash severance	$212,500	$425,000
Bonus (1)	318,750	318,750
Health, dental and vision benefits	10,945	21,891
Equity Acceleration (2)	—	1,087,490

Total potential severance payment	$542,195	$1,853,131

(1)	Assumes a cash bonus payment equal to 100% of Mr. Casey’s target bonus for the fiscal year 2016 performance period.
(2)	Represents the intrinsic value (that is, the value based upon the market price of our common stock on December 30, 2016, and, in the case of stock options, minus the exercise price).

Timothy Bogan

	Involuntary Termination
Benefit	No Change in Control	Change in Control
Cash severance	$175,000	$350,000
Bonus (1)	460,000	460,000
Health, dental and vision benefits	6,056	12,113
Equity Acceleration (2)	—	2,835,893

Total potential severance payment	$641,056	$3,658,006

(1)	Assumes a cash bonus payment equal to 100% of Mr. Bogan’s target bonus for the fiscal year 2016 performance period, and acceleration of the remaining $250,000 cash portion of the special discretionary retention award.
(2)	Represents the intrinsic value (that is, the value based upon the market price of our common stock on December 30, 2016, and, in the case of stock options, minus the exercise price).

Sameer Gulati

	Involuntary Termination
Benefit	No Change in Control	Change in Control
Cash severance	$175,000	$350,000
Bonus (1)	227,500	227,500
Health, dental and vision benefits	—	—
Equity Acceleration (2)	—	4,655,016

Total potential severance payment	$402,500	$5,232,516

(1)	Assumes a cash bonus payment equal to 100% of Mr. Gulati’ s target bonus for the fiscal year 2016 performance period.
(2)	Represents the intrinsic value (that is, the value based upon the market price of our common stock on December 30, 2016, and, in the case of stock options, minus the exercise price).

Bradley Coleman

Mr. Coleman does not have an employment agreement and is not entitled to any severance upon a qualifying termination event. He will, however, be entitled to the acceleration of the special discretionary retention award upon a qualifying termination.

	Involuntary Termination
Benefit	No Change in Control	Change in Control
Cash severance	$—	$—
Bonus (1)	125,000	125,000
Health, dental and vision benefits	—	—
Equity Acceleration	300,347	300,347

Total potential severance payment	$425,347	$425,347

(1)	Represents acceleration of the remaining $125,000 cash portion of the special discretionary retention award.
(2)	Represents the intrinsic value (that is, the value based upon the market price of our common stock on December 30, 2016, and, in the case of stock options, minus the exercise price).

Renaud Laplanche

Mr. Laplanche did not receive any severance or termination payments or benefits upon his resignation on May 6, 2016.

Carrie Dolan

Following Ms. Dolan’s resignation from her role as Chief Financial Officer on August 2, 2016, she continued to advise us through December 31, 2016. In exchange for her services, the Compensation Committee approved a continuing salary at the rate of $350,000 per year and continued equity vesting through December 31, 2016. Additionally, Ms. Dolan received $250,000 in cash from her special discretionary retention award and a prorated corporate bonus of $131,917.

John MacIlwaine

Mr. MacIlwaine did not receive any severance or termination payments or benefits upon his resignation on January 19, 2017.

Rule 10b5-1 Sales Plans

Certain of our non-employee directors and executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them.

RELATED PARTY TRANSACTIONS

Related party transactions must be reviewed and approved by our Audit Committee when not conducted in the ordinary course of business subject to the standard terms of our online marketplace or certificate investment program. Related party transactions may include any transaction between entities under common control or with a related person occurring since the beginning of our latest fiscal year, or any currently proposed transaction involving us where the amount involved exceeds $120,000. This review also includes any material amendment or modification to an existing related party transaction. We have defined related persons as members of the Board, executive officers, principal owners of our outstanding stock and any immediate family members of each such related persons, as well as any other person or entity with significant influence over our management or operations.

In addition to the executive officer and director compensation arrangements discussed above, from January 1, 2016 to December 31, 2016, several of our executive officers and directors (including immediate family members) have made deposits and withdrawals to their investor accounts and purchased loans, notes and certificates. The following tables summarizes these deposits and withdrawals:

	Year ended December 31, 2016
	Deposits	Withdrawals
Ciporin, Daniel	$—	$(46,897)
Coleman, Bradley	10,000	—
Crowe, Jeff	74,164	—
Dolan, Carrie	—	(15,000)
Gulati, Sameer	1,000	—
Mack, John	—	(202,817)
MacIlwaine, John	—	(2,500)
Laplanche, Renaud	—	(1,900,000)
Summers, Lawrence (1)	885,275	(885,275)

Total	$970,439	$(3,052,489)

(1)	Represents the redemption and contribution of Mr. Summer’s investment from one private fund advised by our registered investment advisor to a different private fund advised by our registered investment advisor.

All such transactions by related persons were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by similarly situated third-party investors.

At December 31, 2016, Mr. Mack and our company had an aggregate ownership of approximately 27% of limited partnership interests in a holding company that participates in a family of funds with other unrelated third parties, which purchase whole loans and interests in whole loans from us. During the year ended December 31, 2016, this family of funds purchased $256.7 million of whole loans and interests in whole loans. During 2016, we earned $1.7 million in servicing fees and $81 thousand in management fees from this family of funds, and paid interest received from the borrowers of the underlying loans of $8.6 million to the family of funds. We believe that the sales of whole loans and interests in whole loans, and the servicing and management fees charged were on terms and conditions that were not more favorable than those obtained by other third-party investors.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that certain holders of our common stock have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing.